UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

MUSCLEPHARM CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

627335201

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. I 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus
Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2015

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 627335201	13D/A	Page 2 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 271,668 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 271,668 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,668 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 627335201	13D/A	Page 3 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 178,833 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 178,833 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,833 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 627335201	13D/A	Page 4 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,499 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 149,499 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,499 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 627335201	13D/A	Page 5 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 40,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 627335201	13D/A	Page 6 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,501 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 450,501 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,501 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 627335201	13D/A	Page 7 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,499 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 149,499 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,499 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 627335201	13D/A	Page 8 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000 (See Item 5)
	8	SHARED VOTING POWER 600,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 40,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 600,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 627335201	13D/A	Page 9 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 600,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 600,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 627335201	13D/A	Page 10 of 12

This Amendment No. 2 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 20, 2015 and as further amended by Amendment No. 1 filed on June 9, 2015 (collectively, the “Schedule 13D”) by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, $0.001 par value per share (the “Common Stock”) of MusclePharm Corp., a Nevada corporation (the “Issuer”), whose principal executive office are located at 4721 Ironton Street, Building A, Denver, Colorado 80239. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $5,943,605. All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On June 8, 2015 the Wynnefield Reporting Persons sent the Issuer’s Board and CEO a letter, which was filed as an exhibit to our Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 9, 2015, asking the Board to take the following actions by June 19, 2015:

1)	“Issue an immediate press release correcting any material misstatements regarding the Company’s current liquidity and cash flow position.

2)	Announce the opening of a window for shareholder submission of nominees for election to the Company’s Board, including nominees to fill the newly created seventh board seat, in accordance with Nevada corporate law.

3)	Provide a full explanation surrounding the mass resignation and replacement of the three independent directors of the Company.

4)	Engage a qualified investment bank to assist management and the Board to fully explore all strategic opportunities to increase shareholder value, including auction of the Company.”

We did this because of concerns arising from the contradictory or disturbing filings and announcements that the Issuer has made during 2015. Our requests were met with total radio silence.

This has heightened our fears that, in our opinion, the Issuer, absent a dilutive capital infusion which would have a negative impact on current investors, may not be able to continue as a “going concern” for much longer. As a result, we determined to sell 400,000 shares of Common Stock representing 38% of our position to an unrelated buyer. This reduced our exposure and enabled us to realize a much needed capital loss in a year in which our sales of shares of some portfolio companies have generated significant capital gains.

However, the Issuer’s Board and management would be making a colossal error were they to assume that the Wynnefield Reporting Persons have diminished to any degree their determination to hold Issuer’s Board and management accountable to basic governance standards and SEC disclosure requirements. The Wynnefield Reporting Persons are committed to continuing to press Issuer’s Board and management to act in the best interests of the Issuer’s outside shareholders.

Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) and (c) As of June 24, 2015, the Wynnefield Reporting Persons beneficially owned in the aggregate 640,000 shares of Common Stock, constituting approximately 4.7% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 13,492,191 shares outstanding as of May 1, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2015.

CUSIP No. 627335201	13D/A	Page 11 of 12

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Wynnenfield Partners I	271,668	2%

Wynnefield Partners	178,833	1.3%
Wynnefield Offshore	149,499	1.1%
Plan	40,000.3%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The Wynnefield Profit Plan is an employee profit sharing plan. Mr. Obus is the portfolio manager of the Wynnefield Profit Plan and has the sole authority to direct the voting and the disposition of the shares of Common Stock that the Wynnefield Profit Plan beneficially owns. Accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Wynnefield Profit Plan may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D/A for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 640,000 shares of Common Stock, constituting approximately 4.7% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 13,492,191 shares outstanding as of May 1, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2015.

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D/A.

The Wynnefield Reporting Persons have sold shares of Common Stock during the last 60 days, as follows:

Name	Date	Number of Shares	Price Per Share

Wynnefield Partners I	June 19, 2015	202,440	$5.48

Wynnefield Partners	June 19, 2015	121,120	$5.48

Wynnefield Offshore	June 19, 2015	76,440	$5.48

(d)	Not Applicable.

(e)	On June 19, 2015, the Wynnefield Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

CUSIP No. 627335201	13D/A	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: June 24, 2015

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

        its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL INC. PROFIT SHARING PLAN, INC.

By: /s/ Nelson Obus

Nelson Obus, Authorized Signatory

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually